

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2024

Chirag J. Bhavsar
Chief Executive Officer
CNL Strategic Capital, LLC
450 South Orange Avenue
Orlando, FL 32801

> **Re: CNL Strategic Capital, LLC**
> **Registration Statement on Form S-1**
> **Filed February 15, 2024**
> **File No. 333-277103**

Dear Chirag J. Bhavsar:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed February 15, 2024

Prospectus Summary
Will there be a liquidity event for shareholders, page 13

1. We note your disclosure that the board of directors intends to contemplate a liquidity event for your shareholders on or before November 1, 2027. Please clarify if it is anticipated that it can occur at any time before November 1, 2027, including shortly after the offering.

Are there any Investment Company Act of 1940 considerations, page 15

2. Please note that we have referred your filing to the Division of Investment Management and may have further comments.

Prior Performance of the Manager, the Sub-Manager and Their Respective Affiliates, page 56

3.   We note that you have presented in this section the historical experience of certain programs sponsored or managed in the last ten years by CNL affiliates and LLCP and its affiliates. We also note from your disclosure that you indicate the purpose of this prior performance information is to enable investors to evaluate accurately the experience of CNL affiliates and LLCP and its affiliates in sponsoring programs. Please revise the disclosure regarding prior performance so that it reflects the performance of CNL Strategic Capital, LLC, rather than predecessor affiliated programs. Given the time that has elapsed since your initial public offering, it appears that investors should have sufficient information to make an informed investment decision based upon your performance rather than being directed towards the prior performance or experience of CNL, LLCP or any affiliates. In this regard, we also note the disclosure that many of the discussed affiliate programs do not share comparable business strategies or business objectives with you. As such, please remove disclosure related to prior performance that is not directly yours, and rather focus your disclosure on the performance of CNL Strategic Capital, LLC. Alternatively, provide support as to why you believe such disclosure remains materially relevant to investors.

Share Repurchase Program, page 80

4.   We note your disclosure that the Share Repurchase Program includes certain restrictions on the timing, amount and terms of your repurchases intended to ensure your ability to qualify as a partnership for U.S. federal income tax purposes. Please disclose any such restriction that are not already otherwise discussed in this section. Consistent with your disclosure on page 179, please also disclose here that you cannot terminate the share repurchase program absent a liquidity event or where otherwise required by law, but that the board of directors has the right to amend or suspend the share repurchase program to the extent it determines that it is in our best interest to do so upon 30 days' prior notice to your shareholders. Further, clarify whether any shareholder requests for repurchase have not been honored since inception.

General

5.   We note that throughout your filing you discuss various types of fees related to both the shares themselves, as well as in the form of the management fees. In an effort to provide greater clarity, please provide disclosure that groups together all of the various types of fees in one place so that potential investor can better understand your overall fee structure. Also provide illustrative examples of how your overall fee structure relates to potential investors of each of the respective classes of shares in the summary section or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance